Fact Sheet – Consolidated Financial data, Third Quarter, 2007-08

Infosys®

Profit and Loss Account summary for the Quarter ended

(As per Indian GAAP)

In Rs. crore, except per share data

Particulars	December 31,		Growth (%)	September 30, 2007	Growth % in Q3 FY 2008 over Q2 FY 2008
	2007	2006			
Income from software services, products and business process management	4,271	3,655	16.9	4,106	4.0
Software development and business process management expenses	2,325	1,938	20.0	2,231	4.2
GROSS PROFIT	**1,946**	**1,717**	**13.3**	**1,875**	**3.8**
Selling and marketing expenses	205	236	(13.1)	283	(27.6)
General and administration expenses	349	285	22.5	308	13.3
	554	521	6.3	591	(6.2)
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND MINORITY INTEREST	**1,392**	**1,196**	**16.4**	**1,284**	**8.4**
Interest	-	-	-	-	
Depreciation	153	141	8.5	144	6.3
OPERATING PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	**1,239**	**1,055**	**17.4**	**1,140**	**8.7**
Other income, net	158	59	167.8	154	2.6
Provision for investments	-	-	-	-	-
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	**1,397**	**1,114**	**25.4**	**1,294**	**8.0**
Provision for taxation	166	130	27.7	194	(14.4)
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEMS	**1,231**	**984**	**25.1**	**1,100**	**12.0**
Income on sale of investments (net of taxes)	-	-	-	-	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND BEFORE MINORITY INTEREST	**1,231**	**984**	**25.1**	**1,100**	**12.0**
Minority interest	-	1	-	-	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND MINORITY INTEREST	**1,231**	**983**	**25.2**	**1,100**	**12.0**
EARNINGS PER SHARE* (Equity shares of par value Rs. 5/- each)					
Before exceptional items					
Basic	21.54	17.64	22.1	19.26	11.8
Diluted	21.47	17.24	24.5	19.19	11.9
After exceptional items					
Basic	21.54	17.64	22.1	19.26	11.8
Diluted	21.47	17.24	24.5	19.19	11.9

** Adjusted for the issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006*

Profit and Loss Account summary for the Nine months ended

(As per Indian GAAP)

In Rs. crore, except per share data

Particulars	December 31,		Growth (%)	Year ended March 31, 2007
	2007	2006		
Income from software services, products and business process management	12,150	10,121	20.0	**13,893**
Software development and business process management expenses	6,725	5,437	23.7	7,458
GROSS PROFIT	**5,425**	**4,684**	**15.8**	**6,435**
Selling and marketing expenses	693	661	4.8	929
General and administration expenses	972	829	17.2	1,115
	1,665	**1,490**	**11.7**	**2,044**
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND MINORITY INTEREST	**3,760**	**3,194**	**17.7**	**4,391**
Interest		-		-
Depreciation	**441**	369	19.5	514
OPERATING PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	**3,319**	**2,825**	**17.5**	**3,877**
Other income, net	565	253	123.3	372
Provision for investments		3		2
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	**3,884**	**3,075**	**26.3**	**4,247**
Provision for taxation	474	359	32.0	386
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEMS	**3,410**	**2,716**	**25.6**	**3,861**
Income on sale of investments (net of taxes)		6		6
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND BEFORE MINORITY INTEREST	**3,410**	**2,722**	**25.3**	**3,867**
Minority interest	-	10	-	11
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND MINORITY INTEREST	**3,410**	**2,712**	**25.7**	**3,856**
EARNINGS PER SHARE* (Equity shares of par value Rs. 5/- each)				
Before exceptional items				
Basic	**59.70**	48.75	22.5	69.11
Diluted	**59.49**	47.61	25.0	67.59
After exceptional items				
Basic	**59.70**	48.88	22.1	69.22
Diluted	**59.49**	47.73	24.6	67.70

** Adjusted for the issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006*

REVENUE BY GEOGRAPHICAL SEGMENT					
	Quarter ended			LTM Dec 31, 2007	LTM Dec 31, 2006
	Dec 31, 2007	Sep 30, 2007	Dec 31, 2006		
	%	%	%	%	%
North America	62.3	62.6	63.2	62.5	63.9
Europe	28.6	27.4	26.8	27.4	26.2
India	1.2	1.0	1.8	1.4	1.6
Rest of the world	7.9	9.0	8.2	8.7	8.3
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY SERVICE OFFERING					
	Dec 31, 2007	Sep 30, 2007	Dec 31, 2006	LTM Dec 31, 2007	LTM Dec 31, 2006
	%	%	%	%	%
Services					
Application Development and Maintenance	46.3	44.2	47.7	45.7	49.2
Application Development	*21.5*	*21.8*	*22.3*	*21.9*	*23.5*
Application Maintenance	*24.8*	*22.4*	*25.4*	*23.8*	*25.7*
Business Process Management	5.9	5.2	4.9	5.4	4.4
Consulting Services and Package Implementation	24.0	23.6	21.2	23.4	20.5
Infrastructure Management	4.5	5.5	4.4	5.0	4.2
Product Engineering Services	1.7	1.6	1.5	1.6	1.7
System Integration	2.7	2.8	2.7	2.7	2.2
Testing Services	7.4	7.8	7.0	7.5	6.5
Others	3.8	5.6	6.3	5.1	7.5
Total Services	**96.3**	**96.3**	**95.7**	**96.4**	**96.2**
Products	3.7	3.7	4.3	3.6	3.8
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Note:

We have reclassified the segment information relating to service offerings starting this quarter. The major changes effected are as follows:

1. *Package Implementation and consulting services are reported together.*
2. *Infrastructure Management and System Integration revenues were carved out from Application Development & Maintenance and other services*
3. *Re-engineering, which was shown separately earlier, has been included in Application Development & Maintenance Services*
4. *The re-classified data for the past quarters is given overleaf.*

Infosys®

	Q1 FY 07	Q2 FY 07	Q3 FY 07	Q4 FY 07	Q1 FY 08
	%	%	%	%	%
Services					
Application Development and Maintenance	49.8	48.6	47.7	46.3	46.0
Application Development	*24.0*	*23.6*	*22.3*	*22.7*	*21.6*
Application Maintenance	*25.8*	*25.0*	*25.4*	*23.6*	*24.4*
Business Process Management	4.2	4.5	4.9	5.2	5.4
Consulting Services and Package Implementation	19.6	20.6	21.2	22.7	23.3
Infrastructure Management	4.1	4.2	4.4	4.8	5.1
Product Engineering Services	1.8	1.6	1.5	1.6	1.4
System Integration	2.0	2.3	2.7	2.2	2.9
Testing Services	6.2	6.9	7.0	7.3	7.5
Others	8.6	7.6	6.3	6.1	5.1
Total Services	**96.3**	**96.3**	**95.7**	**96.2**	**96.7**
Products	3.7	3.7	4.3	3.8	3.3
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

5. Going forward the services segment revenues will be provided as per the new classification.

REVENUE BY PROJECT TYPE *					
	Dec 31, 2007	Sep 30, 2007	Dec 31, 2006	LTM Dec 31, 2007	LTM Dec 31, 2006
	%	%	%	%	%
Fixed Price	32.8	29.8	27.7	29.2	27.0
Time & Materials	67.2	70.2	72.3	70.8	73.0
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

"LTM" – Last Twelve Months
** Excluding products*

Infosys®

REVENUE BY INDUSTRY					
	Dec 31, 2007	Sep 30, 2007	Dec 31, 2006	LTM Dec 31, 2007	LTM Dec 31, 2006
	%	%	%	%	%
Insurance, banking & financial	36.8	36.5	38.6	36.6	37.3
Insurance	*7.3*	*7.7*	*7.6*	*7.3*	*7.1*
Banking & financial services	*29.5*	*28.8*	*31.0*	*29.3*	*30.2*
Manufacturing	14.6	13.9	12.8	13.8	13.9
Retail	12.0	12.5	10.5	11.6	9.9
Telecom	21.1	20.6	18.3	21.4	17.9
Energy & Utilities	5.2	5.3	5.4	5.1	5.4
Transportation & logistics	2.4	2.3	2.0	2.2	2.8
Services	6.0	7.7	8.3	7.2	8.5
Others	1.9	1.2	4.1	2.1	4.3
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

CLIENT DATA			
	Quarter ended		
	Dec 31, 2007	Sep 30, 2007	Dec 31, 2006
Number of Clients			
Active	530	520	488
Added during the quarter	47	48	43
Accounting for > 5% of revenue	1	1	1
Number of million* dollar clients			
1 Million dollar +	305	295	256
5 Million dollar +	128	122	108
10 Million dollar +	81	77	67
20 Million dollar +	45	44	35
30 Million dollar +	30	30	22
40 Million dollar +	22	22	17
50 Million dollar +	17	16	11
60 Million dollar +	12	11	10
70 Million dollar +	12	9	8
80 Million dollar +	9	9	4
90 Million dollar +	6	5	2
100 Million dollar +	4	3	2
200 Million dollar +	1	1	
Client contribution to revenue			
Top client	9.5%	7.9%	6.9%
Top 5 clients	21.6%	19.5%	18.9%
Top 10 clients	32.5%	29.9%	31.0%
Repeat business	96.3%	97.7%	94.7%
Account receivables – LTM (in days)	60	61	63

"LTM" – Last Twelve Months
** LTM Revenues*

Infosys®

EFFORT AND UTILIZATION			
	Quarter ended		
	Dec 31, 2007	Sep 30, 2007	Dec 31, 2006
	%	%	%
Effort			
Onsite	25.2	25.7	26.5
Offshore	74.8	74.3	73.5
Revenue			
Onsite	47.8	48.8	49.2
Offshore	52.2	51.2	50.8
Utilization			
Including trainees	69.4	70.3	67.5
Excluding trainees	76.3	77.8	75.8

PERSON MONTHS DATA			
	Quarter ended		
	Dec 31, 2007	Sep 30, 2007	Dec 31, 2006
Billed – Onsite	42,190	40,936	35,368
– Offshore	1,25,191	1,18,267	98,343
TOTAL	**1,67,381**	**1,59,203**	**1,33,711**
Non Billable	52,022	45,370	42,616
Trainees	21,625	21,902	21,748
Sales & Support	11,496	11,277	10,255
TOTAL	**2,52,524**	**2,37,752**	**2,08,330**

EMPLOYEE METRICS			
	Quarter ended		
	Dec 31, 2007	Sep 30, 2007	Dec 31, 2006
Total Employees	88,601	80,501	69,432
Software Professionals	83,011	75,313	65,393
Billable	*75,345*	*66,743*	*58,073*
Banking Product Group	*2,053*	*2,053*	*1,967*
Trainees	*5,613*	*6,517*	*5,353*
Sales & Support	5,590	5,188	4,039
Gross Addition	11,683	8,543	6,062
Net Addition	8,100	4,530	3,282
Lateral Employees	2,570	1,754	1,676
Attrition % (LTM)*	13.7%	14.2%	13.5%

"LTM" – Last Twelve Months
** Excluding subsidiaries*

Infosys®

INFRASTRUCTURE (as on December 31, 2007)					
	Completed		Work in Progress		Land acquired during the Qtr (acres)
	Built-Up Area (Sq. Ft.)	No. of Seats	Built-Up Area (Sq. Ft.)	No. of Seats	
Bangalore	34,95,676	21,293	4,54,702	3,787	-
Bhubaneshwar	5,44,400	3,300	3,29,230	636	-
Chandigarh	7,88,914	3,900	3,89,588	2,216	-
Chennai	12,30,406	8,966	12,73,500	5,000	-
Gurgaon	21,000	195	75,000	1,000	
Hyderabad	18,22,523	9,430	-	-	447
Jaipur	78,000	890	260,000	3,200	
Mangalore	4,64,209	3,275	2,17,000	1,600	-
Mauritius	28,000	400	-	-	-
Mysore (including ILI)*	38,62,099	5,434	37,13,676	350	-
Pune	23,93,474	11,901	18,91,262	11,782	-
Thiruvananthapuram	1,13,000	1,337	15,060	220	-
Total	**1,48,41,701**	**70,321**	**86,19,018**	**29,791**	**447**

** Infosys Leadership Institute*

CONSOLIDATED IT SERVICES						
	Quarter ended					
	Dec 31, 2007	Sequential growth%	Sep 30, 2007	Sequential growth%	Dec 31, 2006	Sequential growth%
Effort – Services (Person Months)						
Onsite	41,974	3.03	40,740	4.77	35,175	6.12
Offshore	92,234	5.15	87,717	9.04	72,504	7.98
Total	**1,34,207**	**4.48**	**1,28,457**	**7.66**	**107,679**	**7.36**
Revenue – Services ($ million)						
Onsite	516.07	4.13	495.62	7.87	402.80	8.17
Offshore	464.47	6.54	435.90	11.91	342.74	9.81
Total	**980.54**	**5.26**	**931.52**	**9.72**	**745.54**	**8.91**

RUPEE - US DOLLAR RATE			
	Dec 31, 2007	Sep 30, 2007	Dec 31, 2006
Period end rate	39.41	39.75	44.11
Period average rate	39.40	40.19	44.53

PERFORMANCE AS AGAINST GUIDANCE			
For Quarter ending December' 07		Guidance	Actuals
Indian GAAP	Revenue (Rs. crore)	4,238-4,258	4,271
	EPS (Rs.)*	20.11	20.66
US GAAP	Revenue (US $ Million)	1,073-1,078	1,084
	Basic EPADS (US $)*	0.51	0.52

** Excluding Tax reversal of Rs. 51 crore (US $ 13 million)*

SUBSIDIARIES PERFORMANCE		
For Quarter ending December' 07	Revenue (US $ Mln)	Net Income (US $ Mln)
Infosys BPO Limited	64	7
Infosys Technologies (Australia) Pty. Limited	33	5
Infosys Consulting, Inc.	17	-
Infosys Technologies (China) Company Limited	5	-
Infosys Technologies, S.De R.L. De C V., Mexico	-	(1)

Reconciliation of accounts as per Indian GAAP and US GAAP

in Rs. crore

	Quarter ended		Year ended
	December 31, 2007	December 31, 2006	March 31, 2007
Consolidated Net Profit as per Indian GAAP	1,231	983	3,856
Stock compensation expenses (SFAS 123R)	(3)	(6)	(24)
Amortization of Intangibles	(8)	(6)	(17)
Consolidated Net income as per US GAAP	1,220	971	3,815

Reasons for differences in net income as per Indian GAAP and US GAAP

Stock compensation expenses (SFAS 123R)

From April 1, 2006, the company adopted FASB Statement No.123 (revised 2004), *Share-Based Payment* using the modified prospective approach. The company recorded stock compensation expense of Rs. 3 crore during the three months ended December 31, 2007, using the fair value recognition provisions.

Amortization of Intangibles

US GAAP requires the purchase price in business combination transactions to be allocated to identifiable assets and liabilities, including intangibles assets. Intangible assets are to be amortized over the estimated useful life.